Free Writing Prospectus
Pricing Sheet No. ETN-11 To the Preliminary Pricing Supplement dated October 16, 2013, the Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012	Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 October 17, 2013
10,000,000* Credit Suisse FI Enhanced Big Cap Growth Exchange Traded Notes (ETNs) due October 22, 2018** Linked to the Russell 1000® Growth Index Total Return

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Index:	The Russell 1000® Growth Index Total Return (Bloomberg page “RU10GRTR <Index>”)
Inception Date:	October 17, 2013
Initial Settlement Date:	Expected to be October 22, 2013
Price Per ETN:	$40.78
Initial Index Level:	726.5502
Initial Indicative Value:	$40.78
CUSIP/ISIN:	22539T563 | US22539T5636

Investing in the ETNs involves a number of risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-25 of the accompanying pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or passed upon the accuracy or the adequacy of this pricing sheet, the accompanying pricing supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

* The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. We intend to sell 500,000 ETNs on the Inception Date through CSSU and through one or more dealers purchasing as principal through CSSU for $40.78 per ETN. We will receive proceeds equal to 100% of the initial issue price of the ETNs on the Initial Settlement Date. Additional ETNs may be offered and sold from time to time through CSSU and one or more dealers at a price that is higher or lower than the stated principal amount, based on the indicative value of the ETNs at that time. Sales of the ETNs after the Inception Date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Delivery of the ETNs in book-entry form only will be made through DTC.

** The scheduled Maturity Date is initially October 22, 2018, but the maturity of the ETNs may be extended at our option for up to two additional five-year periods, as described in the accompanying pricing supplement.

CSSU is expected to charge normal commissions for the purchase of the ETNs. In exchange for providing certain services relating to the distribution of the ETNs, CSSU, a member of the Financial Industry Regulatory Authority (“FINRA”), or another FINRA member may receive all or a portion of the ETN Fees. In addition, if you elect to have your ETNs redeemed by us prior to the Maturity Date or the ETNs are subject to an Automatic Acceleration, a fee equal to the product of (i) 0.05% times (ii) the Closing Level of the Index on the Early Redemption Valuation Date or Accelerated Valuation Date, as the case may be, times (iii) the Index Units as of the immediately preceding Trading Day will apply to each ETN that is redeemed prior to the Maturity Date. Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying pricing supplement for more information.

The ETNs are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse has filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Preliminary Pricing Supplement dated October 16, 2013, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You should, in particular, review the “Risk Factors” section of the preliminary pricing supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.

Credit Suisse